SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 2)
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ACTUATE CORPORATION
(Name of Subject Company (Issuer))

ACTUATE CORPORATION
(Name of Filing Person (Offeror))

Options Under Actuate Corporation 1998 Equity Incentive Plan and
Actuate Corporation 2001 Supplemental Stock Plan
to Purchase Common Stock, Par Value $.001 Per Share,
(Title of Class of Securities)

00508B-10-2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Peter I. Cittadini
Chief Executive Officer and President
Actuate Corporation
701 Gateway Boulevard
South San Francisco, California 94080
(650) 837-2000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Shawn E. Lampron, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, California 94025
(650) 321-2400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$22,144,995.00	$2,037.33**

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 11,810,664 shares of common stock of Actuate Corporation as of July 31, 2002 will be exchanged pursuant to this offer. The amount of the filing fee calculated in accordance with the Securities and Exchange Commission Press Release 2002-7 (Fee Rate Advisory #8).

**	Previously paid.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 1, 2002, relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by certain employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated August 1, 2002 (as amended and supplemented, the “Offer to Exchange”) and the related Letter of Transmittal.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(9) attached hereto:

(a)	(1)	Offer to Exchange, dated August 1, 2002.*

	(2)	Form of Letter of Transmittal.*

	(3)	Form of E-mail communication to Actuate Corporation Employees dated July 25, 2002.*

	(4)	Actuate Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 and incorporated herein by reference.

	(5)	Actuate Corporation’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002 and incorporated herein by reference.

	(6)	First Amended Offer to Exchange, dated August 20, 2002.*

	(7)	First Amended Form of Letter of Transmittal.*

	(8)	Form of E-mail communication to Actuate Corporation Employees dated August 20, 2002.*

	(9)	Form of E-mail communication to Actuate Corporation Employees dated September 5, 2002.

(b)	Not applicable.

(d)	(1)	Actuate Corporation 1998 Equity Incentive Plan. Filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-55741) and incorporated herein by reference.

(2)
Form of Option Agreement Pursuant to the Actuate Corporation 1998 Equity Incentive Plan. Filed as Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(3)
Actuate Corporation 2001 Supplemental Stock Plan. Filed as Exhibit (d)(5) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

	(4)	Form of Option Agreement Pursuant to the Actuate Corporation 2001 Supplemental Stock Plan. Filed as Exhibit (d)(6) to the Company’s Tender Offer Statement on

Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

(a)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Actuate Corporation

/S/ DANIEL A. GAUDREAU Daniel A. Gaudreau, Senior Vice President, Finance and Administration, and Chief Financial Officer
Date: September 3, 2002

Index to Exhibits

Exhibit Number		Description
(a)	(1)	Offer to Exchange, dated August 1, 2002.*

	(2)	Form of Letter of Transmittal.*

	(3)	Form of E-mail communication to Actuate Corporation Employees dated July 25, 2002.*

	(4)	Actuate Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 and incorporated herein by reference.

	(5)	Actuate Corporation’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002 and incorporated herein by reference.

	(6)	First Amended Offer to Exchange, dated August 20, 2002.*

	(7)	First Amended Form of Letter of Transmittal.*

	(8)	Form of E-mail communication to Actuate Corporation Employees dated August 20, 2002.*

	(9)	Form of E-mail communication to Actuate Corporation Employees dated September 5, 2002.

(b)	Not applicable.

(d)	(1)	Actuate Corporation 1998 Equity Incentive Plan. Filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-55741) and incorporated herein by reference.

(2)
Form of Option Agreement Pursuant to the Actuate Corporation 1998 Equity Incentive Plan. Filed as Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(3)
Actuate Corporation 2001 Supplemental Stock Plan. Filed as Exhibit (d)(5) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(4)
Form of Option Agreement Pursuant to the Actuate Corporation 2001 Supplemental Stock Plan. Filed as Exhibit (d)(6) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.